   Q Search



Steven Beach

Chief Happiness Officer (CHO) at Aggressively Organic, A Public Benefits Corporation.

Anderson, Indiana

Connect   [...]

 **Aggressively Organic, A Public Benefits Corporation.**

 **Indiana University Robert H. McKinney School of Law**

 **See contact info**

 **2 connections**

I handle and coordinate all customer service for Aggressively Organic, including online sales and support, social media sales, service and marketing support and phone sales and support. I also coordinate and support our Affiliate/Rewards program.

Experience



CHO (Chief Happiness Officer)

Aggressively Organic, A Public Benefits Corporation.

Jun 2018 – Present · 9 mos

Fishers, Indiana

I handle and coordinate all customer service for Aggressively Organic, including online sales and support, social media sales, service and marketing support and phone sales and support. I also coordinate and support our Affiliate/Rewards program.

   Home

Raft Guide

ACE Rafting

Attorney

Steven Beach, Attorney at Law

Jan 2005 – Sep 2009 · 4 yrs 9 mos

Anderson, IN

Private Practice Attorney. Specialized in Personal Injury and Medical Malpractice. Also, Public Defender, Assistant City Attorney for the City of Anderson, Court Civil Public Defender. Other areas of practice were, Family Law, Bankruptcy, Criminal Law.

Education

Indiana University Robert H. McKinney School of Law

Doctor of Law - JD, Law

2001 – 2004



1997 – 2001



